FORM 11-K


      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934





[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996.




                                OR




[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____.

Commission file number 1-9993.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Ashland Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office:
     Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West
     Virginia 25701.








Financial Statements and Exhibits


Financial Statements and Schedules

     Report of Independent Auditors. . . . . . . . . .        3
     Statements of Financial Condition, with Fund Information 4 Statements of Income and Changes in Plan Equity, with
      Fund Information . . . . . . . . . . . . . . . .        6
     Notes to Financial Statements . . . . . . . . . .        7
     Schedule of Assets Held for Investment Purposes .       11
     Schedule of Reportable Transactions . . . . . . .       12


Exhibits

     24 - The consent of Ernst & Young LLP, independent
      auditors . . . . . . . . . . . . . . . . . . . .       15




                  Report of Independent Auditors


To the Administrator
Ashland Coal, Inc. Employee Thrift Plan


We have audited the accompanying statements of financial condition of the Ashland Coal, Inc. Employee Thrift Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1996 and 1995, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



April 4, 1997                                /s/ERNST & YOUNG LLP



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENTS OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1996

                                  Ashland Coal,
                                      Inc.      Ashland Inc.  Twentieth   Twentieth
                                     Common        Common      Century     Century
                                     Stock         Stock        Growth      Ultra
                         Total        Fund          Fund      Investors   Investors
ASSETS
 Cash                      $9,733       $9,702         $31         $-          $-
 Investments
  Ashland Coal, Inc.
   Common Stock
   (cost - $2,324,418)  2,466,531    2,466,531          -          -            -
  Ashland Inc. Common
   Stock (cost -
   $230,037)              293,480           -      293,480         -            -
  Twentieth Century
   Growth Investors
   (cost - $2,001,103)  1,971,847           -           -   1,971,847           -
  Twentieth Century
   Ultra Investors
   (cost - $2,420,202)  2,542,921           -           -          -     2,542,921
  Twentieth Century
   Vista Investors
   (cost - $2,076,090)  1,999,938           -           -          -            -
  Twentieth Century
   Balanced Investors
   (cost - $1,113,466)  1,100,293           -           -          -            -
  Twentieth Century
   U.S. Governments
   Intermediate - Term
   Bond (cost -
   $869,858)              859,030           -           -          -            -
  Twentieth Century
   Value (cost -
   $2,579,183)          2,798,170           -           -          -            -
  Twentieth Century
   International Equity
   (cost - $1,087,430)  1,125,353           -           -          -            -
  Stable Value
   Government Fund
   (cost - $7,065,425)  7,065,425           -           -          -            -
  BZW Barclays Global
   Investors Equity
   Index (cost -
   $1,839,359)          2,335,542           -           -          -            -
 Amounts due from
  participating
  employees and employer
   Employees              100,962        3,703          -       8,283       11,229
   Employer                43,419        1,588          -       3,557        4,848
 Notes receivable from
  employees               275,501           -           -          -            -
PLAN EQUITY           $24,988,145   $2,481,524    $293,511 $1,983,687   $2,558,998




See accompanying notes.



                                                                                       BZW
                               Twentieth                                           Barclays
  Twentieth      Twentieth    Century U.S.             Twentieth      Stable        Global
   Century        Century     Governments   Twentieth   Century        Value      Investors     Participant
    Vista        Balanced   Intermediate -   Century  International Government      Equity          Loan
  Investors      Investors     Term Bond      Value      Equity        Fund          Index          Fund
       $-             $-            $-           $-          $-            $-            $-             $-


        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

 1,999,938             -             -            -           -             -             -              -

        -       1,100,293            -            -           -             -             -              -


        -              -        859,030           -           -             -             -              -

        -              -             -     2,798,170          -             -             -              -

        -              -             -            -    1,125,353            -             -              -

        -              -             -            -           -       7,065,425           -              -

        -              -             -            -           -              -     2,335,542             -


     9,687          4,031         8,946       20,436       8,929         11,331       14,387             -
     4,154          1,745         3,834        8,765       3,832          4,926        6,170             -
        -              -             -            -           -              -            -         275,501
$2,013,779     $1,106,069      $871,810   $2,827,371  $1,138,114     $7,081,682   $2,356,099       $275,501








ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENTS OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1995
                                  Ashland Coal,
                                      Inc.      Ashland Inc.  Twentieth   Twentieth
                                     Common        Common      Century     Century
                                     Stock         Stock        Growth      Ultra
                         Total        Fund          Fund      Investors   Investors
ASSETS
 Cash                     $56,426      $49,246      $7,180        $-           $-
 Investments
  Ashland Coal, Inc.
   Common Stock (cost -
   $2,207,059)          1,882,551    1,882,551          -          -            -
  Ashland Inc. Common
   Stock (cost -
   $450,608)              873,839           -      873,839         -            -
  Twentieth Century
   Growth Investors
   (cost - $1,754,385)  1,500,692           -           -   1,500,692           -
  Twentieth Century
   Ultra Investors
   (cost - $2,438,310)  2,424,894           -           -          -     2,424,894
  Twentieth Century
   Vista Investors
   (cost - $1,702,520)  1,648,194           -           -          -            -
  Twentieth Century
   Balanced Investors
   (cost - $970,522)      948,146           -           -          -            -
  Twentieth Century
   U.S. Governments
   Intermediate - Term
   Bond (cost - $856,554) 880,034           -           -          -            -
  Twentieth Century
   Value (cost -
   $1,842,896)          1,844,499           -           -          -            -
  Twentieth Century
   International
   Equity (cost -
   $747,156)              777,351           -           -          -            -
  Stable Value
   Government Fund
   (cost - $5,882,737)  5,882,737           -           -          -            -
  BZW Barclays Global
   Investors Equity
   Index (cost -
   $1,306,803)          1,442,870           -           -          -            -
 Amounts due from
  participating
  employees and
  employer

   Employees               73,970        4,648          -       8,280       11,321
   Employer                37,314        2,345          -       4,177        5,711
 Notes receivable from
  employees               207,011           -           -          -            -
PLAN EQUITY           $20,480,528   $1,938,790    $881,019 $1,513,149   $2,441,926


See accompanying notes.





                                                                                       BZW
                               Twentieth                                           Barclays
  Twentieth      Twentieth    Century U.S.             Twentieth      Stable        Global
   Century        Century     Governments   Twentieth   Century        Value      Investors     Participant
    Vista        Balanced   Intermediate -   Century  International Government      Equity          Loan
  Investors      Investors     Term Bond      Value      Equity        Fund          Index          Fund
       $-             $-            $-           $-          $-            $-            $-             $-


        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

        -              -             -            -           -             -             -              -

 1,648,194             -             -            -           -             -             -              -

        -         948,146            -            -           -             -             -              -


        -              -        880,034           -           -             -             -              -

        -              -             -     1,844,499          -             -             -              -

        -              -             -            -      777,351            -             -              -

        -              -             -            -           -      5,882,737            -              -

        -              -             -            -           -             -      1,442,870             -


     8,769          4,592         2,484        9,165       5,022        12,135         7,554             -
     4,423          2,316         1,253        4,623       2,533         6,122         3,811             -
        -              -             -            -           -             -             -         207,011
$1,661,386       $955,054      $883,771   $1,858,287    $784,906    $5,900,994    $1,454,235       $207,011


5PAGE

ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION


                                           Ashland Coal,
                                               Inc.                    U.S.                  Ashland Inc.  Twentieth
                                              Common     Investment  Government  Diversified    Common       Century
                                              Stock       Contract   Securities    Equity       Stock        Growth
                                    Total      Fund         Fund        Fund        Fund        Fund       Investors
Year ended December 31, 1996
Additions to net assets
 attributed to:
  Net investment income
   Interest and dividend income   $1,311,153    $42,668         $-          $-          $-       $22,000      $37,759
   Net appreciation (depreciation)
    in fair value of investments   1,760,130    567,373          -           -           -       192,367      206,174
                                   3,071,283    610,041          -           -           -       214,367      243,933
   Less investment management fees    (1,969)      (161)         -           -           -            -          (119)
                                   3,069,314    609,880          -           -           -       214,367      243,814

 Employee contributions            2,101,750    129,234          -           -           -            -       233,452
 Employer contributions              973,334     60,980          -           -           -            -       106,473
                                   3,075,084    190,214          -           -           -            -       339,925
   Total additions                 6,144,398    800,094          -           -           -       214,367      583,739

Withdrawals                       (1,755,565)  (177,865)         -           -           -       (45,124)     (57,675)

Net increase (decrease) prior to
   transfers                       4,388,833    622,229          -           -           -       169,243      526,064
Transfers from an affiliated
 company's plan                      118,784     11,299          -           -           -            -        12,631
Interfund transfers (net)                 -     (90,794)         -           -           -      (756,751)     (68,157)
 Net increase (decrease) in plan
  equity                           4,507,617    542,734          -           -           -      (587,508)     470,538
Plan equity at beginning of year  20,480,528  1,938,790          -           -           -       881,019    1,513,149

Plan equity at end of year       $24,988,145 $2,481,524         $-          $-          $-      $293,511   $1,983,687

Year ended December 31, 1995
Additions to net assets
 attributed to:
  Net investment income (loss)
   Interest and dividend income   $1,371,379    $40,456    $399,600         $98        $196      $28,105     $205,301
   Net appreciation (depreciation)
    in fair value of investments    (132,184)  (603,569)    (37,006)    103,622     605,138       16,257     (269,358)
                                   1,239,195   (563,113)    362,594     103,720     605,334       44,362      (64,057)
   Less investment management fees    (1,076)      (121)         -           -           -            -           (75)
                                   1,238,119   (563,234)    362,594     103,720     605,334       44,362      (64,132)

 Employee contributions            1,705,980    208,828     469,316      99,165     207,296           -        89,873
 Employer contributions              838,673    110,238     242,149      48,352      96,730           -        40,898
                                   2,544,653    319,066     711,465     147,517     304,026           -       130,771
   Total additions                 3,782,772   (244,168)  1,074,059     251,237     909,360       44,362       66,639

Withdrawals                       (1,104,670)   (60,655)   (360,684)    (27,963)    (49,828)      (1,675)      (5,809)

Net increase (decrease) prior to
  interfund transfers              2,678,102   (304,823)    713,375     223,274     859,532       42,687       60,830
Interfund transfers (net)                 -     (85,623)(11,105,710) (1,718,316) (3,566,143)     (40,870)   1,452,319
 Net increase (decrease) in
  plan equity                      2,678,102   (390,446)(10,392,335) (1,495,042) (2,706,611)       1,817    1,513,149
Plan equity at beginning of year  17,802,426  2,329,236  10,392,335   1,495,042   2,706,611      879,202           -
Plan equity at end of year       $20,480,528 $1,938,790         $-          $-          $-      $881,019   $1,513,149




See accompanying notes.








                                                                                            BZW
                                      Twentieth                                           Barclays
 Twentieth   Twentieth   Twentieth   Century U.S.                Twentieth      Stable     Global
  Century     Century     Century    Governments    Twentieth    Century        Value    Investors   Participant
   Ultra       Vista      Balanced  Intermediate -   Century   International  Government   Equity       Loan
 Investors   Investors   Investors    Term Bond       Value       Equity         Fund      Index        Fund


  $143,569     $150,183    $107,876       $62,249    $273,837      $115,085     $335,901       $116      $19,910

   180,245      (15,887)     10,977       (42,902)    241,847        16,226          524    403,186           -
   323,814      134,296     118,853        19,347     515,684       131,311      336,425    403,302       19,910
      (351)        (105)       (177)          (42)       (101)          (67)        (636)      (210)          -
   323,463      134,191     118,676        19,305     515,583       131,244      335,789    403,092       19,910

   329,292      256,715     126,648        82,240     240,768       162,456      327,600    213,345           -
   152,730      110,514      57,589        38,951     103,907        69,980      170,167    102,043           -
   482,022      367,229     184,237       121,191     344,675       232,436      497,767    315,388           -
   805,485      501,420     302,913       140,496     860,258       363,680      833,556    718,480       19,910

  (496,925)    (107,019)    (39,953)     (153,855)    (99,468)      (67,283)    (407,343)   (92,353)     (10,702)


   308,560      394,401     262,960       (13,359)    760,790       296,397      426,213    626,127        9,208

    16,594       13,986       7,404         4,039      11,897        11,683        3,191     26,060           -
  (208,082)     (55,994)   (119,349)       (2,641)    196,397        45,128      751,284    249,677       59,282
   117,072      352,393     151,015       (11,961)    969,084       353,208    1,180,688    901,864       68,490
 2,441,926    1,661,386     955,054       883,771   1,858,287       784,906    5,900,994  1,454,235      207,011
$2,558,998   $2,013,779  $1,106,069      $871,810  $2,827,371    $1,138,114   $7,081,682 $2,356,099     $275,501




  $112,924     $110,402     $71,391       $31,554    $174,100          $734     $196,207       $260          $51

   (37,416)     (66,925)    (28,461)       19,212      (5,998)       21,285        3,704    147,331           -

    75,508       43,477      42,930        50,766     168,102        22,019      199,911    147,591           51
       (90)         (95)        (39)          (80)        (76)          (38)        (377)       (85)          -
    75,418       43,382      42,891        50,686     168,026        21,981      199,534    147,506           51

   122,740       99,787      48,372        25,639      77,801        64,335      126,422     66,406           -
    57,801       43,902      23,076        12,595      35,680        27,352       66,423     33,477           -
   180,541      143,689      71,448        38,234     113,481        91,687      192,845     99,883           -
   255,959      187,071     114,339        88,920     281,507       113,668      392,379    247,389           51

   (73,969)      (9,329)       (594)      (12,680)    (24,098)      (21,537)    (430,077)   (25,772)          -


   181,990      177,742     113,745        76,240     257,409        92,131      (37,698)   221,617           51
 2,259,936    1,483,644     841,309       807,531   1,600,878       692,775    5,938,692  1,232,618      206,960
 2,441,926    1,661,386     955,054       883,771   1,858,287       784,906    5,900,994  1,454,235      207,011
        -            -           -             -           -             -            -          -            -
$2,441,926   $1,661,386    $955,054      $883,771  $1,858,287      $784,906   $5,900,994 $1,454,235     $207,011










ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

 The accounts of the Ashland Coal, Inc. Employee Thrift Plan
(the Plan) are maintained on the accrual basis of accounting. Contributions from employees and related employer contributions are recorded when the employer makes payroll deductions from Plan participants.

Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds. The cost of investments disposed of is determined on the basis of average historical cost.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-CHANGE OF TRUSTEE

The Chase Manhattan Bank, N.A. (successor to U.S. Trust Company) was appointed as the Plan's Trustee to hold the Plan's investments under a trust agreement effective August 1, 1995. Prior to that time Key Trust Company of Ohio, N.A. (formerly Society National Bank) was the Trustee and held the Plan's investments under a trust agreement.

NOTE 3-DESCRIPTION OF THE PLAN

The Plan was established as a savings and retirement plan covering eligible employees of Ashland Coal, Inc. (Ashland Coal) and its participating subsidiaries.

Subject to applicable limitations, participating employees may contribute an amount up to 16% of their salaries or wages to the Plan, on either a before- or after-tax basis. Ashland Coal and its participating subsidiaries currently contribute an amount equal to 70% of the amount of "Basic Contributions". "Basic Contributions" are amounts contributed by employees up to 6% of their salaries or wages.

Investment income (or loss), less investment management fees, is allocated to participants' accounts on the basis of each participant's proportionate interest in the fund. The value of the fund and the value of each participant's interest will fluctuate with the market value of the securities in which the fund is invested.

For all of 1996 and 1995, participants of the Plan had the following funds in which their balances could be invested:

  Ashland Coal, Inc.   Funds are invested in Ashland Coal's
   Common Stock        common stock.
    Fund


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 3-DESCRIPTION OF THE PLAN--Continued

  Ashland Inc.   Funds are invested in common stock of Ashland
   Common Stock  Inc.  These funds represent funds which were
   Fund          invested in certain Ashland Inc. benefit plans
                 prior to being transferred to the Plan. Except for similar transfers, no other amounts under the Plan may be invested in this fund. Beginning in March 1990, investment income earned by participants from this fund is allocated to the participants' other investment funds proportionately based on the participants' current investment elections.

Prior to August 1, 1995, participants of the Plan also had the following funds in which their balances could be invested:

  Investment Contract    Funds were invested in a portfolio of
   Fund                  investment contracts with a number of
                         insurance companies.  The principal
                         amount invested in the fund was
                         guaranteed by the insurance companies,
                         but there was no predetermined fixed
                         interest rate over a specified period.
                         These funds were invested in the Ashland
                         Inc. Collective Investment Trust.

  U.S. Government        Funds were invested in a common trust
   Securities Fund       fund, which was invested in obligations
                         of the United States Government and its
                         agencies and instrumentalities with
                         maximum maturities of four years.

  Diversified Equity     Funds were invested in a common trust
   Fund                  fund, which was invested primarily in
                         common stocks of large, well capitalized corporations.

Subsequent to July 31, 1995, in addition to the Ashland Coal,
Inc. and Ashland Inc. Common Stock Funds, employees also have the following funds in which their balances may be invested:

  Twentieth Century      An equity fund that seeks capital growth
   Growth Investors      over time by investing in common stocks
                         considered by Twentieth Century
                         Services, Inc.(Twentieth Century) to
                         have better-than-average prospects for
                         appreciation.  Stocks in Growth's
                         portfolio are not required to pay
                         dividends.

  Twentieth Century      An aggressive equity fund that seeks
   Ultra Investors       capital growth over time by investing in
                         common stocks considered by Twentieth
                         Century to have better-than-average
                         prospects for appreciation.  Ultra
                         typically invests in small- to
                         medium-sized companies.

  Twentieth Century      An aggressive equity fund that seeks
   Vista Investors       capital growth over time by investing in
                         common stocks considered by Twentieth
                         Century to have better-than-average
                         prospects for appreciation.



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 3-DESCRIPTION OF THE PLAN--Continued

  Twentieth Century      A balanced fund that seeks capital
   Balanced Investors    growth and current income by investing
                         approximately 60% of its assets in
                         growth stocks and the remainder in
                         fixed income securities.  This
                         combination of equity and fixed income
                         investments is designed to provide
                         investors with current income as they
                         invest for growth.

  Twentieth Century      The fund invests in securities issued by
   U.S. Governments      the U.S. government and its agencies,
   Intermediate-Term     including mortgage-backed securities.
   Bond                  The weighted average maturity of the
                         fund is between three and ten years.

  Twentieth Century      A conservative equity fund that seeks
   Value                 long-term capital growth.  Income is a
                         secondary objective.  To pursue its
                         objective, the fund invests primarily in equity securities of well-established companies that are believed by Twentieth
                         Century to be undervalued at the time of purchase.

  Twentieth Century      The fund seeks capital growth over time
   International Equity  by investing in common stocks of
                         foreign companies considered by
                         Twentieth Century to have better-than-
                         average prospects for appreciation.  To
                         find the best opportunitites for growth, the fund spreads its investments across many countries and continents. The fund may invest in U.S. companies when circumstances warrant, but its primary purpose is to diversify investments across a broad range of overseas companies.

  Stable Value           The fund seeks to provide current
   Government Fund       income, while maintaining a stable share
                         price.  From August 1, 1995 to July 31,
                         1996 this fund was invested exclusively
                         in BT Pyramid Stable Value Government
                         Fund, which attempted to provide
                         investors with yields that are higher
                         than money market funds and certificates of deposit, as well as to provide a relatively predictable annual return.
                         Subsequent to July 31, 1996, the fund is invested in the Benham Stable Value
                         Government Fund (Benham Fund) and the
                         funds assets were transferred to the
                         Benham Fund effective August 1, 1996.
                         The investment objective of the Benham
                         Fund is to earn current income that is
                         relatively consistent over time, while
                         preserving capital and relative
                         stability of principal.

  BZW Barclays           The fund seeks the long-term capital
   Global Investors      appreciation potential of large capital-
   Equity Index          ization Blue Chip stocks while
                         minimizing risk through broad diversifi-cation. The fund invests in BZW Barclays
                         Global Investors Equity Index Fund E, a
                         highly diversified portfolio of the
                         stocks included in the Standard & Poor's
                         500 Composite Stock Price Index (S&P
                         500 Index).






ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 3-DESCRIPTION OF THE PLAN--Continued

Ashland Coal has the right to discontinue its contributions at any time or to terminate the Plan. In the event of a termination of the Plan, the Plan and related trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and trust shall terminate.

Information about benefits and other provisions of the Plan are contained in its summary plan description, copies of which are available from Ashland Coal.

NOTE 4-TAX STATUS OF THE PLAN

To its best knowledge and belief, Ashland Coal believes the Plan is being operated in compliance with all applicable laws and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The most recent favorable determination letter pertaining to the Plan was dated February 25, 1997. That letter confirmed that the provisions of the Plan document, as amended and restated effective August 1, 1995 (including certain proposed amendments submitted to the Internal Revenue Service on September 16, 1996 and February 17, 1997), were in compliance with the applicable requirements of the Internal Revenue Code. The determination letter is subject to the adoption of all proposed amendments by May 26, 1997. Ashland Coal contemplates adopting the proposed amendments on or before such date. Except for the amendments submitted to the Internal Revenue Service upon which the favorable determination was conditioned, no other amendments to the Plan have been proposed or adopted since the 1997 determination letter was issued.

NOTE 5-TRANSACTIONS WITH PARTIES-IN-INTEREST

Ashland Coal engages the services of a third party service provider to assist it in carrying out certain administrative and record keeping functions under the Plan. All expenses of administering the Plan are paid by Ashland Coal. The Plan is not charged for administrative services performed on its behalf by Ashland Coal.

NOTE 6 - SUBSEQUENT EVENT

On April 4, 1997, Ashland Coal and Arch Mineral Corporation
(Arch) signed a definitive agreement to merge the two companies in a tax-free reorganization. After the merger, Ashland Coal and Arch stockholders will hold approximately 48 percent and 52 percent of the combined company, respectively. The combined company will be named Arch Coal, Inc. (Arch Coal). Consummation of the merger, which is subject to approval by Ashland Coal's stockholders, is expected to occur about July 1, 1997. On the effective date of the merger, the Plan will be amended to provide for a new Arch Coal common stock investment option and all outstanding Ashland Coal shares held in the Plan will be converted to Arch Coal stock.



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN
EIN #61-0880012
PLAN NUMBER 010

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1996


                                  Description of Investment,
Identity of Issue, Borrower,     Including Maturity Date, Rate                Current
Lessor or Similar Party       of Interest, Par or Maturity Value    Cost       Value

Common Stocks:
 Ashland Coal, Inc.*                       88,884 shares         $2,324,418   $2,466,531
 Ashland Inc.                               6,689 shares            230,037      293,480
                                                                  2,554,455    2,760,011
Mutual Funds:
 Twentieth Century Growth Investors        90,121 shares          2,001,103    1,971,847
 Twentieth Century Ultra Investors         90,528 shares          2,420,202    2,542,921
 Twentieth Century Vista Investors        137,832 shares          2,076,090    1,999,938
 Twentieth Century Balanced Investors      63,748 shares          1,113,466    1,100,293
 Twentieth Century U.S. Governments
  Intermediate-Term Bond                   88,743 shares            869,858      859,030
 Twentieth Century Value                  424,609 shares          2,579,183    2,798,170
 Twentieth Century International Equity   141,376 shares          1,087,430    1,125,353
 BZW Barclays Global Investors Equity
  Index                                   135,945 shares          1,839,359    2,335,542
                                                                 13,986,691   14,733,094
Trust Funds:
 Stable Value Government Fund           7,065,425 shares          7,065,425    7,065,425

Participant Loans                             Prime + 1%            275,501      275,501

                                                                $23,882,072  $24,834,031


* Indicates party-in-interest to the Plan.





ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN
EIN #61-0880012
PLAN NUMBER 010

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1996
                                                                                                 Current
                                                                                                Value of
                                                                  Expenses                       Asset on        Net
Identity of                             Purchase      Selling   Incurred with     Cost of      Transaction      Gain
Party Involved     Description of Asset   Price        Price     Transaction       Asset          Date         (Loss)
Category (iii)--Series of transactions in excess of 5% of plan assets
Twentieth Century  Twentieth Century
                    Growth Investors      $500,420         $-        Net          $500,420        $500,420       N/A
                   Twentieth Century
                    Growth Investors            -      285,735       Net           303,998         285,735    $(18,263)
                   Twentieth Century
                    Ultra Investors        849,217          -        Net           849,217         849,217       N/A
                   Twentieth Century
                    Ultra Investors             -    1,071,222       Net         1,027,216       1,071,222      44,006
                   Twentieth Century
                    Vista Investors        701,229          -        Net           701,229         701,229       N/A
                   Twentieth Century
                    Vista Investors             -      497,699       Net           491,760         497,699       5,939
                   Twentieth Century
                    Balanced Investors     332,143          -        Net           332,143          332,143      N/A
                   Twentieth Century
                    Balanced Investors          -      306,107       Net           304,333          306,107      1,774
                   Twentieth Century
                    U.S. Governments
                    Intermediate - Term
                    Bond                   504,956          -        Net           504,956          504,956      N/A
                   Twentieth Century
                    U.S. Governments
                    Intermediate - Term
                    Bond                        -      549,334       Net           557,927          549,334     (8,593)
                   Twentieth Century
                    Value                  685,182          -        Net           685,182          685,182      N/A
                   Twentieth Century
                    Value                       -      258,813       Net           234,560          258,813     24,253
                   Twentieth Century
                    International Equity   353,821          -        Net           353,821          353,821      N/A
                   Twentieth Century
                    International Equity        -      148,764       Net           140,267          148,764      8,497
                   Stable Value
                    Government Fund      2,110,587          -        Net         2,110,587        2,110,587      N/A
                   Stable Value
                    Government Fund             -    1,266,484       Net         1,266,484        1,266,484      None
                   BZW Barclays Global
                    Investors Equity
                    Index                  798,792          -        Net           798,792          798,792      N/A
                   BZW Barclays Global
                    Investors Equity
                    Index                       -      335,341       Net           292,272          335,341     43,069


Note:  There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1996.





                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.

                                       ASHLAND COAL, INC.
                                        EMPLOYEE THRIFT PLAN


Date:  June 20, 1997                   By: /s/ Teresa A. Daniel
                                           Teresa A. Daniel,
                                            Plan Administrator



                           INDEX TO EXHIBITS


Exhibit                          Item                      Page

   24               Consent of Independent Auditors         15


Exhibit 24



                    CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-26549) pertaining to the Ashland Coal, Inc. Employee Thrift Plan and in the related Prospectus of our report dated April 4, 1997, with respect to the financial statements and schedules of the Ashland Coal, Inc. Employee Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                         /s/ERNST & YOUNG LLP


Louisville, Kentucky
June 18, 1997





